U.S. COMMERCIAL CORP., S.A. DE C.V.

02 JUL 24 AM 10:58

02042829

July 22th, 2002.

Securities and Exchange Comission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

SUPPL

Reference: U.S. Commercial Corp., S.A. de C.V.
File Number: 82-34669

Attached, please find the summons to the Extraordinary and Ordinary Stockholders General Meetings, wich will be held on 30 July 2002.

This information was also sent to the Bolsa Mexicana de Valores, S.A. de C.V. (The Mexican Stock Exchange or "BMV"), and to the Comisión Nacional Bancaria y de Valores (The Mexican National Banking and Securities Comission or "CNBV") in accordance with Mexican legislation.

Sincerely.

Lic. Alejandro Archundia Becerra
Attorney in Fact

dlw 7/24

U.S. COMMERCIAL CORP., S.A. DE C.V.
CONVOCATORIA
ASAMBLEAS GENERALES ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS

In compliance with a resolution of the Board of Directors, U.S. Commercial Corp., S.A de C.V. Stockholders are summoned for the General Ordinary and Extraordinary Stockholders Meeting, that will take place on 30 July 2002, at 12:30 hours and at 12:45 hours on Av. Vasco de Quiroga No. 3800, Col. Santa Fe, Delegación Cuajimalpa, Centro Comercial Santa Fe-Sears Store, fourth floor, (corporate offices–access by means of the third floor) to analyze the following matters:

AGENDA

GENERAL ORDINARY STOCKHOLDERS MEETING

I. Presentation and, should it be the case, approval of the report from the Board of Directors, regarding the social year ending on 31 December 2001 including the financial statements to that date, as well as the Statutory Examiner's report in compliance with what is set in Article 172 of the General Commercial Corporation Law. Corresponding decisions.

II. Affirmance, should it be the case, of the action of the Board of Directors for the 2001 social year. Corresponding decisions.

III. Appointment or confirmation, whatever the case may be, of, as well as the members and officers of the Board of Directors, the proceeding Committee(s) and the Statutory Examiners. Adoption of all corresponding decisions and the ones derived from said appointment.

IV. Appointment of Representatives for the execution and legalization of all Meeting decisions. Corresponding decisions.

AGENDA
GENERAL EXTRAORDINARY STOCKHOLDERS MEETING

I. Report concerning the execution of the resulting splitting of U.S. Commercial Corp., S.A. de C.V. and, should it be the case, affirmance of actions and the adoption of pertinent decisions.

II. Presentation, and should it be the case, approval of a proposal for the merging of the Society as the merger, with Tenedora U.S. S.A. de C.V, as the merged firm, and also to satisfy that the exchange ratio for said merge be in the manner of the issuance of a new stock issued by US. Commercial Corp., S.A. de C.V., for each 1.675925926 shares of Tenedora U.S., S.A. de C.V., as well as the approval of the merging agreements and all actions, balances, stock movements and documents, deemed either convenient or necessary. Corresponding decisions.

III. Should it be the case, amendment of Articles Sixth and Twentieth of the Social By-laws and addition of same of article Twentieth Bis Transitory. Corresponding decisions